July 17, 2006

Mr. James D. MacDonald
Chief Financial Officer
Metal Storm Limited
Level 34, Central Plaza One
Brisbane, QLD, 4000
Australia

      RE: Metal Storm Limited
                Form 20-F for the year ended December 31, 2004
                File No. 000-31212

Dear Mr. MacDonald:

      We have completed our review of your Form 20-F and related filings and do not, at this time, have any further comments.

                    Sincerely,

                    Martin F. James
                    Senior Assistant Chief Accountant